Exhibit 8.1

Significant Subsidiaries of Masisa

Name of Subsidiary	Jurisdiction of Incorporation

Forestal Tornagaleones S.A.	Chile
Masisa Overseas Limited	Cayman Islands
Masisa do Brasil LTDA.	Brasil
Masisa Argentina S.A.	Argentina
Masisa Inversiones Limitada	Chile